March 3, 2006

Anthony W. Thompson
Chief Executive Officer and
 Chairman of the Board of Managers
NNN 2003 Value Fund, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

> **Re:** **NNN 2003 Value Fund, LLC**
> **Amendment No. 3 to Form 10**
> **Filed February 7, 2006**
>
> **Form 10-Q for the quarter ended September 30, 2005**
> **Filed November 14, 2005**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Item 1: Business, page 1

1.   We note that you have included the revised prior performance tables at Appendix A, and we continue to note your disclosure on pages 2, 29 and 56 that the resulting effect is an overstatement of your Manager's program and aggregate portfolio operating results. Please expand your disclosure on pages 2, 29 and 56 to quantify this overstatement.

Appendix A – Revised Prior Performance Tables

Explanatory Note, page A-1

2.   The third paragraph indicates that you have omitted certain programs from the revised tables. Please provide us with a detailed analysis supporting your conclusion that these programs should not be included in the prior performance disclosure.

Form 10-Q for the quarter ended September 30, 2006

Item 4. Controls and Procedures, page 43

3.   Disclosure on page 45 indicates that your CEO and CFO concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report. Please tell us the basis for this conclusion, considering that you have identified material weaknesses in your internal controls.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions regarding the accounting comments to Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414. Please contact Jennifer Gowetski at (202) 551-3401, or me at (202) 551-3780, with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter Healy, Esq. *(via facsimile)*
        O'Melveny & Myers LLP